

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 30, 2008

Ms. Pauline Comtois, Chief Financial Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec CANADA J4B 7K1

      Re: **Strateco Resources Inc.**
             Form 10-KSB for Fiscal Year Ended December 31, 2007
             Filed March 31, 2008
             File No. 0-49942

Dear Ms. Comtois:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              H. Roger Schwall
                              Assistant Director